Sills Cummis Epstein & Gross A PROFESSIONAL CORPORATION

The Legal Center One Riverfront Plaza Newark, New Jersey 07102-5400 Tel: 973-643-7000 Fax: 973-643-6500

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Eliezer M. Helfgott Of Counsel Direct Dial: (973) 643-5159 E-mail: ehelfgott@sillscummis.com	650 College Road East Princeton, NJ 08540 Tel: 609-227-4600 Fax: 609-227-4646

July 19, 2007

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	John Reynolds, Assistant Director MAIL STOP 3561

Re:	Platinum Energy Resources, Inc. Amendment No. 7 to Preliminary Proxy Statement on Schedule 14A Originally Filed March 24, 2006 File No. 0-51553

Dear Mr. Reynolds:

This letter sets forth the responses of Platinum Energy Resources, Inc., a Delaware corporation (the “Company” or “Platinum”), to the comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 28, 2007 concerning the Company’s Amendment No. 6 to its Preliminary Proxy Statement on Schedule 14A (File No. 0-51553) filed with the Commission on April 4, 2007 (“Amendment No. 6 to the Preliminary Proxy Statement ”). We are authorized by the Company to provide the responses contained in this letter on behalf of the Company.

Except as otherwise expressly indicated, references in the text of the responses herein to captions and page numbers are to Amendment No. 7 to the Preliminary Proxy Statement (“Amendment No. 7 to the Preliminary Proxy Statement”) that is being filed herewith. For your convenience, we set forth in this response letter each comment from the Staff’s comment letters in bold type-face followed by the Company’s response below it. Courtesy copies of the marked Amendment No. 7 and materials described as being furnished supplementally are furnished in multiple copies under separate cover by overnight courier.

Sills Cummis Epstein & Gross
A Professional Corporation
John Reynolds
July 19, 2007

1.
We note your response and discussion with respect to comment one from our letter of April 30, 2007, including the reasons why you believe the potential liabilities “do not have a significant impact on the current value of the TEC Assets.” (p.46) With a view towards disclosure, please advise us why you believe such claims would be resolved at the Tandem level since it will be the parent, Platinum, that will hold close to $100 million in cash. Why would potential claimants not pursue the money held by Platinum? Why does Platinum believe that claims would be unlikely, especially in light of the apparent inability of Tandem to support its view that the reverse split took place? Moreover, please advise why Platinum believes that the indemnification referenced in your response (presumably that contained in Section 8.02 of the Asset Purchase agreement) would be sufficient to cover claims made against it on a successor liability theory or otherwise. We specifically note the carve-out contained at 8.02(5).

Response

We note the Staff’s concern and respond as follows. As the Staff is aware, upon consummation of the acquisition, Platinum will issue its $60 million in shares to TEC. TEC will then liquidate and, in connection with such liquidation, distribute its assets, consisting of the Platinum shares, to its parent, Tandem. Tandem will then liquidate and distribute its assets (the Platinum shares) to its shareholders. As a result of that second liquidation, Mr. Tim Culp and the other members of Tandem’s senior management will receive approximately 80% of the Platinum stock issued in connection with the acquisition. We believe that a potential claimant claiming rights, as a Tandem stockholder, to a portion of the Platinum stock issued in the acquisition would first seek to recover from Mr. Culp et. al. - the recipients of the Platinum stock that such claimant believes belongs to him or her as a result of his or her ownership of Tandem stock. As an example, if Mr. Mortenson, the claimant for 2.7 million Tandem shares, is partially or completely successful, certain members of Tandem’s management team have agreed to reduce their shares (aggregating approximately 9.2 million shares) for any shares held by Mr. Mortensen which are adjudicated to be validly issued. See “Tandem’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Sills Cummis Epstein & Gross
A Professional Corporation
John Reynolds
July 19, 2007

While a claimant may also choose to pursue Platinum on a theory of successor liability, we would vigorously defend the suit in an attempt to defeat the action. Although the indemnification provided for in the asset acquisition agreement would not cover the theoretical maximum liability of such claims, including the limitations set forth in Section 8.02(v), we bring to the Staff’s attention that in the 17 months since the Company made its first announcement of a merger with Tandem back on February 1, 2006, Tandem is aware of only one claim (the Mortensen share claim) that has been brought relating to the ownership of its shares, for which Platinum is fully indemnified.

Given the fact that we believe that a claimant would first seek to recover from the major shareholders of Tandem who will collectively own approximately 80% of the Platinum shares issued as acquisition consideration, that we are fully indemnified for Mr. Mortensen’s claim, and that no other claims have been made to date despite 17 months having passed since the announcement of the transaction, Platinum does not believe that these potential liabilities have a significant impact on the current value of the TEC assets.

Notwithstanding, we have added additional language to the Risk Factors section under the successor liability risk factor on page 28 of Amendment No. 7 to the Preliminary Proxy Statement highlighting the risks associated with potential claimants of ownership of Tandem shares.

2.
Although hedging is a strategy which can help to mitigate the volatility of oil and gas prices by limiting your losses if the prices decline, this strategy also can limit the potential gains that would be received if oil and gas process increase. This disclosure should be included in any discussion of the advantages and disadvantages of a hedging strategy. Also, hedging is normally applied by companies with certain volume of reliable production or higher. The current amount of production by Tandem may not be enough production to be able to employ a meaningful hedging strategy. This should also be included disclosure. Please revise your document as necessary.

Response

We note the Staff’s comment and advise the staff that additional disclosure related to the risk that “potential gains may be limited if oil and gas prices increase” and disclosure related to the fact that “hedging is normally applied by companies with a certain volume of reliable production or higher and that the current amount of production by Tandem may not be enough production to be able to employ a meaningful hedging strategy” have been added on pages 33, 54, and 136 of Amendment No. 7 to the Preliminary Proxy Statement.

Sills Cummis Epstein & Gross
A Professional Corporation
John Reynolds
July 19, 2007

3.
We note your response to comment two from our letter of April 30, 2007, especially the statement that the $62 million valuation Tandem assigned to its June 2005 roll-up transaction did not occur until the preparation of Platinum’s preliminary proxy statement in early 2006. Your disclosure on pages 12 and 48 appears to indicate otherwise. Please revise your proxy statement to disclose the value that Tandem’s management assigned to the roll-up at the time it occurred (i.e. June 8, 2005), including specific reference to the value it assigned to the shares in the shell company that it received, along with the reasonable basis for such valuation. We note that it does not appear that Tandem’s stock was trading on the Pink Sheets at such time.

Additionally, it would appear appropriate to discuss the reasons why the Platinum board determined in January 2006 that Platinum shareholders should pay the corresponding premium over the amount that the Tandem insiders themselves placed on the assets in June 2005. Please revise your disclosure on page 48 to address this aspect of the transaction, including, but not limited to, the nature of the consideration paid in June 2005 and the liabilities connected with the unknown and disputed capitalization and corporate actions of Tandem.

Response

We note the Staff’s comment and advise the Staff that Tandem’s management valued the shares received in the roll up transaction on June 8, 2005 at $3.00, based on its approximate market price in the days leading up to June 8, 2005. Tandem stock began trading on the OTC Pink Sheets on March 16, 2005. The market price of the Tandem shares in the days leading up to the June 8, 2005 roll up was steadily declining from approximately $4.00 on May 29, 2005 to $3.15 on June 7, 2005. Tandem management valued the shares at $3.00 per share, which also happened to be the closing price of Tandem stock on June 8, 2005. Based on the share price of $3.00, the value that Tandem placed on itself at the time of the roll up was $78.2 million. We have revised the disclosures on pages 13, 48 and 52 of Amendment No. 7 to the Preliminary Proxy Statement to reflect the basis for this valuation.

We want to clarify for the Staff that the $78.2 million valuation that was noted in our last response letter as not having occurred until the preparation of Platinum’s preliminary proxy statement in early 2006 referred to the accounting valuation that was set in connection with the preparation of the Tandem financial statements, which also happened to be $3.00 per share.

Sills Cummis Epstein & Gross
A Professional Corporation
John Reynolds
July 19, 2007

With respect to the reasons the Board entered into the original transaction in January 2006, we refer the staff to the discussion on page 48 in “Background of the Asset Acquisition” where we disclosed that the basis of the Board’s decision to pay $102 million in the original transaction in January 2006 was based on valuation per Boe rather than price per share. At the time the Platinum Board approved the original transaction with Tandem in January 2006, it did not determine to enter into the transaction and pay a $102 million purchase price based on the nature of the consideration paid nor the specific value that Tandem had placed on its shares when the roll up occurred on June 8, 2005. In addition, although the Board took into consideration the uncertainties regarding the potential for unknown liabilities and disputed capitalization and poor corporate recordkeeping that often accompanies shell corporations, the Board took note of its due diligence out and indemnification protections to offset those concerns. We have revised the disclosures on pages 52 of Amendment No. 7 to the Preliminary Proxy Statement to clarify these disclosures.

4.
We reissue comment three from our letter of April 30, 2007. At every instance of disclosure with respect to projected future cash flows, please also include disclosure with respect to the projected development costs necessary to obtain such cash flows. At every instance of your disclosure with respect to acquisition price per boe on a proved barrel basis, balance your disclosure with reference to the projected additional development costs necessary to obtain such boe. We note your response that you have added development costs to pages 12, 48, and 117.

Response

We note the Staff’s comment and have added additional disclosure on pages 14 and 52 of the Amendment No. 7 to the Preliminary Proxy Statement.

5.
We note your response to comment five from our letter of April 30, 2007. Please clarify your disclosure with respect to the phrase “incurred actual hedge settlement losses” on page 21. Have there ever been any hedge losses that are not yet settled? If so, please quantify. In addition to such clarification, please add your revised disclosure to the section on page 50 entitled “Hedging and Financing Opportunities. Finally, please revise the risk factor in the forefront of your risk factor section to describe the risk of hedging activities, along with specific reference to Tandem’s experience.

Sills Cummis Epstein & Gross
A Professional Corporation
John Reynolds
July 19, 2007

Response

We note the Staff’s comment and advise the Staff that Tandem had elected not to designate any of its derivative financial contracts as accounting hedges and, accordingly, has accounted for these derivative financial contracts using mark-to-market accounting. Accordingly, the change in the fair market value of the derivatives, along with the cash gain (loss) on settled contracts is reflected in Other income (expense) in its statement of operations. Tandem has determined that the effect of its hedging should not be included in the tables on page 22 of Amendment No. 7 to the Preliminary Proxy Statement and we have removed those references in the tables.

Furthermore, additional disclosure has been provided on pages 33 and 54 of Amendment No. 7 to the Preliminary Proxy Statement to describe the risk of hedging activities as it applies to Tandem and its specific experience

6.
In connection with the preceding comment, and in light of the importance that hedging activities will apparently play in the future of the combined company (as evidenced by the Wall Street Journal article of August 4, 2006), please add a new section to your summary section immediately following the section entitled “The Parties to the Asset Acquisition Agreement and Plan of Reorganization” in order to describe the proposed business of Platinum after the asset acquisition and include reference to the results of Tandem’s hedging activities in such section.

Response

We note the Staff’s comment and have added a new section in the Summary section on pages 9 and 101 of Amendment No. 7 to the Preliminary Proxy Statement entitled “Platinum’s Business Strategy Following the Consummation of the Asset Acquisition.”

7.
Immediately behind the summary section to be added in response to the preceding comment, please add a new summary section to provide a detailed account of the claims made against Optionable, Inc. in the shareholder derivative suits currently pending against Optionable. Specify the number of such suits and discuss both Optionable’s business activities and relationship to your officers and directors, past and present. Please discuss any conflicts of interest that may be created by the need for your officers and directors to defend themselves in such suits and quantify the amount of time you expect it will take on a weekly basis. Discuss the potential impact on Platinum’s operations after the proposed acquisition. Additionally, add appropriate risk factors to the forepart of your first risk factor (which describes the risks attendant to the business activities of the combined company) and appropriate disclosure elsewhere in your preliminary proxy.

Sills Cummis Epstein & Gross
A Professional Corporation
John Reynolds
July 19, 2007

Response

As disclosed throughout Amendment No. 7 to the proxy statement, Mr. Nordlicht intends to step down as chairman of the board and as a director after the completion of the proposed acquisition. Accordingly, the Company does not believe that there will be any material impact on Platinum’s operations following the proposed acquisition as a result of the Optionable litigation, or any material risks to the combined company necessitating a risk factor in the proxy statement. However, in deference to the staff’s request, we have added a brief section to the Summary entitled “Optionable Shareholder Derivative Suits” on page 9 (located directly after the new Summary section “Platinum’s Business Strategy Following the Consummation of the Asset Acquisition”) which references more detailed disclosure regarding the lawsuits in a new section in “Other Information Related to Platinum” entitled “Optionable Shareholder Derivative Suits” located on page 108 of the proxy statement.

8.
We note your response to comment six from our letter of April 30, 2007 and the risk factor now beginning on page 26. Please revise the bullet point beginning with “Tandem has been unsuccessful in its efforts to locate corporate records…” in order to quantify the potential resulting ownership of Tandem if the reverse split were found not to be validly authorized or executed. Additionally, please add bullet points to discuss the risks resulting from the circumstances discussed in your responses to comments eight and ten from our letter of April 30, 2007.

Response

We note the Staff’s comment and have revised the disclosure on page 28 of Amendment No. 7 to the Preliminary Proxy Statement to quantify the effect of the risk to Platinum if the stock split were subsequently held to be ineffective and to state the risk to Platinum of other actions by the predecessors to Tandem’s currently not having been properly authorized and implemented.

9.
Please include a risk factor that states that over 65% of TEC’s proved reserved are undeveloped. Also disclose the fact that your current reserve life is over 26 years and include the impact that this percentage of undeveloped reserves and reserve life may have on future results.

Sills Cummis Epstein & Gross
A Professional Corporation
John Reynolds
July 19, 2007

Response

We note the Staff’s comment and have added a risk factor on page 30 of Amendment No. 7 to the Preliminary Proxy Statement regarding the potential impact the amount of proved undeveloped reserves may have on future results.

10.
Please include a risk factor that discloses the recent increase in oil field drilling and services costs and the impact that this may have on future results. Include the increase in costs seen by TEC over the last several years, if material.

Response

We note the Staff’s comment and have added a risk factor on page 31 of Amendment No. 7 to the Preliminary Proxy Statement regarding the increase of service costs and its impact on TEC’s future operating results. We further advise the Staff that although the costs for specific services for TEC have increased significantly over the past two years, TEC’s ability to manage those increases has been effective as well. As rates for services have increased, TEC has sought new solutions to mitigate those increases, such as utilizing its own service equipment, doing repairs with its own personnel rather than relying on third party service providers, and delaying repairs where the repair cost would outweigh the benefits derived. As such, it is impractical and misleading to quantify such increases as they will reflect a mixture of cost increases and mitigating solutions and not provide an accurate measure of the impact of increases in cost of services.

11.	Please expand this risk factor to include the results of your financial derivative activities over the past year.

Response

We note the Staff’s comment and have added the requested disclosure on page 33 of Amendment No. 7 to the Preliminary Proxy Statement.

12.
We note your response to comment 10 from our letter of April 30, 2007 and the disclosure added to page 69 of your preliminary proxy, including the assertion that you are not requesting an opinion as to Tandem’s capitalization and corporate action because you are purchasing only the assets of TEC, not the stock of TEC. Please clarify such disclosure to explain why you feel such an opinion is sufficient in light of the fact that the assets in question also form substantially all of the assets of Tandem, the parent of TEC, and the uncertainty surrounding Tandem’s 1:500 reverse split and the potential for potential claimants to dispute the disposition of Tandem’s assets. Additionally, please clarify the basis for your reliance upon the indemnity when it appears that the indemnity (Section 8.02 of the Asset Acquisition Agreement) would not cover most of the risks associated with the uncertainty surrounding Tandem’s capitalization and corporate action.

Sills Cummis Epstein & Gross
A Professional Corporation
John Reynolds
July 19, 2007

Response

We note the Staff’s comment and have added disclosure on pages 28 and 75 of Amendment No. 7 to the Preliminary Proxy Statement to clarify the Company’s positions with respect to the receipt of an opinion and the indemnity relating to capitalization issues.

13.
You indicate current operations include a number of producing wells for each field. However, from the reserve report it appears that the number of producing wells for each of these fields is actually much lower. Please reconcile this for us and, if necessary, clarify your disclosure.

Response

We note the Staff’s comment and it appears the Staff may have calculated the number of wells presented in the reserve report incorrectly. In fact, the number of wells in each of the major fields as presented in the reserve report is actually higher than what is presented in the proxy statement. Further, while the number of properties under the section “List of Properties” in the reserve report is less than the well counts listed in the proxy statement, certain fields, identified once in the reserve report are actually multi-well fields. For example, the IRA 1700 zone unit (page 0420 in the reserve report) actually contains 240 wells (150 producing, and 90 shut-in and temporarily abandoned). Please note that these multi-well fields are not evaluated on a well by well basis, but on a field basis. A similar situation occurs on the Ballard Unit (page 0140 in the reserve report) which contains 49 wells (40 producing, and 9 shut-in). Accordingly, we believe that the number of producing wells in Amendment No. 7 to the Preliminary Proxy Statement is reported correctly.

14.
You classify approximately 9 BCF net reserves as proved undeveloped reserves from the Wilcox sand in the Tomball field. However, it does not appear that any of your current production is from the Wilcox. Please explain the basis for classifying these reserves and the volumes from the Wilcox as proved reserves.

Sills Cummis Epstein & Gross
A Professional Corporation
John Reynolds
July 19, 2007

Response

As per the conversions between Mr. Todd Yocham of Tandem and Mr. James Murphy of the SEC Engineering Staff on July 2, 2007, we refer the Staff to the supplemental information filed with the Commission on June 5, 2006 together with Amendment No. 1 to our Preliminary Proxy Statement. In response to the Staff’s letter dated May 29, 2006 regarding engineering issues, we furnished the requested information related to the Wilcox reserve, including supporting exhibits and maps.

15.
Please include the number of development and the number of exploration wells you drilled in each of the last three years and indicate how many of the wells in each category were productive and how many were dry. Please see Industry Guide 2 for reference.

Response

We note the Staff’s comment and have added disclosure on page 120 of Amendment No. 7 to the Preliminary Proxy Statement to present Tandem’s drilling results for the years 2004, 2005, and 2006

16.
You indicate that 28% of the Ira field’s oil in place is recoverable but that only a small fraction of the field has been waterflooded. Please tell us the estimated primary recovery factor in the field and the current secondary recovery factor and ultimate recovery factor in the area that has been waterflooded. Tell us the estimated secondary recovery factor you are using for the proved undeveloped reserves in the Ira field and the basis on which you classified those reserves as proved reserves.

Response

We note the Staff’s comment and offer the Staff the following response. The Ira Field has produced approximately 20 million Boe to date from the San Andres carbonate reservoir at 1700 feet and it is believed that the field has not been effectively waterflooded. Tandem believes that there are approximately 105 million Boe of original oil in place (OOIP) at such property and as such only 19% of the OOIP has been recovered. Using area and industry standards for the Ira Field reservoir, Tandem believes that approximately 28% of the property’s OOIP can be recovered. The estimated primary recovery factor in the field is approximately 12% (12.6 million Boe). The remaining 7% (7.4 million Boe) of historical production is attributed to secondary recovery and infill drilling. The current estimated ultimate recovery for the field is approximately 21.8 million Boe (20.8% of OOIP), consisting of 20 million Boe of historical production and 1.8 million Boe classified as proved reserves in the reserve report (1.3 million Boe of proved undeveloped reserves attributed to infill drilling and 0.5 million Boe of proved developed producing reserves). Even though we believe additional recovery will occur due to secondary recovery expansion, currently no additional proved undeveloped reserves have been classified as such at this time.

Sills Cummis Epstein & Gross
A Professional Corporation
John Reynolds
July 19, 2007

17.
You indicate that oil and gas prices remain strong and that the economic climate in the industry continues to be suitable for your business model. Please provide a more balanced view by expanding your disclosure to include the fact that oil field drilling and service costs have risen sharply in recent years and how this affects your business model and will impact future results. Include how your business model will fare if oil and gas prices decline significantly from current levels.

Response

We note the Staff’s comment and have added disclosure on page 126 of Amendment No. 7 to the Preliminary Proxy Statement to present a more balanced assessment of the risk that increased operating costs and decreased oil and gas prices will have on profitability. We have also added a risk factor on page 31 entitled “TEC’s future operating results would be negatively impacted by increases in costs from third party service provides.”

18.	Tell us if reserves were revised due to changes in operating costs in 2006 and if so, by how much. If reserves were not revised due to changes in operating costs, tell us why not.

Response

We note to the Staff’s that many variables are involved in the evaluation of reserves, such as pricing, reservoir performance, operation timing, and operating costs. Changes in operating costs can have an effect on projected reserve volumes. It is somewhat difficult to quantify the extent by which reserve volumes are specifically revised due to changes in operating costs alone; however, we know that a change in operating costs ultimately does affect the economic limit of a given property. Therefore, we know that revisions occur, although the effects are generally small. Reserve revisions due to a change in operating costs are more evident in proved developed producing reserves. Regarding the TEC reserves, the revisions due to changes in operating costs in 2006 for proved developed non-producing and proved undeveloped reserves is non-existent as all of these cases remain economic during their projected reserve recovery life. The downward revision in TEC’s reserves of 49 MBoe at December 31, 2006 was due to changes in either performance, timing, or increased operating costs. In addition, we refer the Staff to a discussion of the effects of pricing and performance on reserve volumes on page 133 of Amendment No. 7 to the Preliminary Proxy Statement.

Sills Cummis Epstein & Gross
A Professional Corporation
John Reynolds
July 19, 2007

19.	Tell us if the reported average prices used for the estimated present value of’ future cash flows relating to proved reserves in 2005 and 2006 included the affects of hedging.

Response

We note the Staff’s comment and advise the Staff that the effects of Tandem’s hedging is not reflected in its current reserve report. We have added disclosure to that effect on page 130 of Amendment No. 7 to the Preliminary Proxy Statement.

20.	You seemed to designate a footnote by the use of (1) following this subtitle. However, no footnote could be found. Please revise your document as necessary.

Response

We note the Staff’s comment and advise the Staff that the footnote (1) designation has been removed

21.
Please disclose approximately how much of the $12.8 million in capital expenditures estimated to be spent in 2007 has been spent to date and on what projects. Tell us the results of those projects. Disclose if you still plan on spending the estimated capital costs of $12.8 million in 2007. If not, tell us why you will not spend this amount and disclose how much you will spend in 2007.

Response

We note the Staff’s comment and advise the Staff that we have revised the disclosure on page 132 of Amendment No. 7 to the Preliminary Proxy Statement to present the amount and nature of the 2007 year to date capital expenditures. We have also added a discussion regarding Tandem’s ability to complete its planned developmental program for 2007.

Sills Cummis Epstein & Gross
A Professional Corporation
John Reynolds
July 19, 2007

22.
Your disclosure seems to imply that the large difference in reserves from 2004 to 2005 is due only to the increase in oil and gas prices in 2005 compared to prices in 2004. Tell us if this is correct or if the difference is due more to properties that may have been acquired after 2004. You should revise the document to indicate the difference in reserves due to price for each year and for other factors, such as acquisitions, performance, etc., if material.

Response

We note the Staff’s comment and have added disclosure on page 134 of Amendment No. 7 to the Preliminary Proxy Statement to clarify the effects of oil and gas prices on Tandem’s reserves.

23.
Please reconcile your lease operating expenses of $6,516,711 in 2006 with the operating cost expense estimate for 2007 in the reserve report which is $3,515,346, with production and ad valorem taxes of $1,747,327 for a total operating expense estimate for 2007 of $5,262,673 which is 19% lower than the actual 2006 expense.

Response

We note the Staff’s comment and advise the Staff that the lease operating expenses of $6,516,711 in 2006 included certain non-recurring expenses of approximately $1,200,000. These non-capital and non-recurring expenses mainly resulted from post acquisition services and equipment necessary to upgrade the oil and gas production infrastructure and included the following:

•	Replacement pumping equipment (subpumps, tubulars, rods, etc.)
•	Replacement surface equipment components (tanks, separators, measurement equip, etc.)
•	Numerous expense type workovers
•	Replacement triplex pump components for water injection stations
•	Replacement surface water injection lines
•	Testing and compliance for certain state regulations
•	Reactivation of a number of temporarily abandoned and inactive wells
•	Lease maintenance and road work

Sills Cummis Epstein & Gross
A Professional Corporation
John Reynolds
July 19, 2007

After subtracting this $1,200,000 non-recurring cost from $6,516,711, the actual 2006 recurring lease operating expense was $5,316,711 which is 1% higher than the 2007 operating expense estimate of $5,262,673. As further support to the forecasted 2007 operating expense estimate of $5,262,673, the actual first quarter 2007 lease operating expenses as reported in Tandem’s financial statements were $1,278,638. By annualizing the first quarter actual, the 2007 lease operating expenses are projected to be $5,114,552

24.
Please include all the information required by SFAS 69, including tables for Capitalized Costs Relating to Oil and Gas Producing Activities, Costs Incurred in Oil and Gas Property Acquisition, Exploration and Development Activities and Results of Operations for Oil and Gas Producing Activities. Please see paragraphs 18 through 29 of SFAS 69.

Response

We note the Staff’s comment and advise the Staff that Tandem has inserted the appropriate disclosures related to Oil and Gas Property Acquisition, Exploration, and Development Activities to comply fully with SFAS 69. Tandem has not inserted the Results of Operations for Oil and Gas Producing Activities on the basis that virtually all of Tandem’s income is derived from oil and gas production activities, and that essentially all of its producing assets are in one geographical area (Texas and Southeastern New Mexico). Tandem’s conclusion is based on SFAS 69, paragraph 24, footnote 7. Accordingly, Note 12 - Oil and Gas Properties on page F1-21 has been revised.

25.
We note that in the reserve report effective March 2005 you estimated that in 2006 you would produce 780.7 MBOe and in 2007 you would produce 1,017 MBOe. However, in 2006 you produced 338 MBOe and in the 2007 reserve report you estimate you will produce 487.3 MBOe in 2007. Please tell us why the 2005 estimates were so optimistic and why you believe the current estimates are reasonably accurate. Please tell us the oil and gas production volumes produced to date in 2007.

Response

We note the Staff’s comment and advise the Staff of the following. The reserve report prepared in March 2005 assumed that Tandem, by 2006, would have the ability to fund a fairly aggressive drilling program. Furthermore, by the beginning of 2006, Tandem had begun discussions with Platinum, and early that year had agreed on the terms by which the two companies might be merged. Consequently, Tandem decided not to pursue other capital funding which would have been required in order to execute its drilling program. Instead, Tandem executed a limited drilling program, in essence to attempt to keep its production levels flat. As a result, Tandem produced approximately 338 MBoe during 2006. The difference between the actual production and the total forecasted production for 2006 (from the March 2005 reserve report) is essentially the projects that are classified as proved undeveloped in that reserve report that were originally scheduled to be drilled during late 2005 and 2006. We note to the Staff that Tandem produced more than the forecasted proved developed producing reserves, (244.3 MBoe) by a margin commensurate with the limited drilling program it executed. The projects not undertaken are still available and viable and will be drilled subsequent to the closing of the Platinum acquisition, or if the Tandem acquisition is not consummated, then concurrent with an alternate source of capital funding. We believe the current forecast of production is reasonable, subject to the availability of Tandem to execute its drilling program. Based on the first quarter 2007 production volumes, (78.9 MBoe) it appears that Tandem is on target with the projected 2007 proved developed producing annual forecast per the December 31, 2006 forecast. Again, Tandem’s ability to meet the total reserve report production forecast depends on the timing of the closing of the acquisition and availability of capital and services

Sills Cummis Epstein & Gross
A Professional Corporation
John Reynolds
July 19, 2007

26.
Please reconcile for us the differences in capital costs per well between the 2006 reserve report and the 2005 reserve report for the following leases, given that oil drilling and service costs have increased dramatically over the last several years:

Lease	2006 M$/Well	2005 MS/Well
Ballard	177	204
Ball	75	116
Choate Fee	122.6	122.6
Tomball GU	1,500	1,500

Response

We note the Staff’s comment and it appears the Staff may have misread the Ballard capital costs from the Tandem reserve reports. As per the conversions between Mr. Todd Yocham of Tandem and Mr. James Murphy of the SEC Engineering Staff on July 2, 2007, in fact, the 2005 Ballard capital cost was 237 M$/well and the 2006 Ballard capital cost was 280 M$/well. This represents a capital increase of 15%. The higher cost for the frac job stimulation required for the Ballard new well completions was the main driver behind the cost increase. The Ball capital cost of 75 M$/well is a mistake. The capital cost should have in fact remained flat at 116 M$/well. Williamson Petroleum Consultants, the third party engineering firm that prepared the reserve report, had mistakenly used the 75 M$/well in the 2006 reserve report. Using the correct capital costs had no effects on the Ball reserves. The PV10 value however decreased from $6,749 M$ to $5,640 M$, or 16%. This reduction in PV10 to the total company reserve PV10 of $142,826 M$ resulted in a difference of less than 1% and was determined to be immaterial at the time.

Sills Cummis Epstein & Gross
A Professional Corporation
John Reynolds
July 19, 2007

The capital cost estimates as noted for the Choate Fee and Tomball GU are correct. While capital costs have increased since commodity prices began increasing in early 2004, the increase in capital costs and services appeared to peak in mid-late 2006 and began a slight decrease and stabilization thereafter. The capital costs for the 2005 reserve report included the higher capital cost estimates. As noted, at the time the 2006 reserve report capital costs were generated there had in fact been a slight decrease in, and stabilization of, capital costs. Also, capital costs for the Ball and Choate Fee can be somewhat controlled due to the fact that Tandem owns and operates its own drilling rigs and completion rigs. Further, the Ballard, Ball, and Choate Fee wells are all less than 4000 feet deep and good quality used equipment on these wells is more than adequate and can be procured at lower prices.

27.
Please reconcile the fact that in the 2006 reserve report you have 3.68% less reserves but your lease operating costs are 24% lower than the 2005 reserve report at a time when oil field service costs have increased dramatically over the last several years as you have disclosed under Results of Operations.

Response

As per the conversions between Mr. Todd Yocham of Tandem and Mr. James Murphy of the SEC Engineering Staff on July 2, 2007, in fact, in 2006 reserves decreased by 5% and lease operating costs decreased by 9% as compared to 2005. While operating costs have increased since commodity prices began increasing in early 2004, the increase in operating costs and services appeared to peak in mid-late 2006 and began a slight decrease and stabilization thereafter. The operating costs for the 2005 reserve report were generated using historical costs with an assumed slight escalation. As noted, at the time the 2006 reserve report was generated there had in fact been a slight decrease in, and stabilization of, costs. Also, as noted in our response to Comment 23, as further support to the 2007 operating expense estimate of $5,262,673, the first quarter 2007 lease operating expenses were $1,278,638. By annualizing $1,278,638, the 2007 lease operating expenses are projected to be $5,114,552.

Sills Cummis Epstein & Gross
A Professional Corporation
John Reynolds
July 19, 2007

28.	It appears you are reporting a negative standardized measure for year-end 2005. Please tell us if this is correct and why, or alternatively revise your document.

Response

We note the Staff’s comment and advise the Staff that the brackets have been deleted.

29.	Please tell us why the future income taxes are so much lower in 2006 than in 2005.

Response

We note the Staff’s comment and advise the Staff the decrease in income tax expense from 2005 to 2006 is due to the decrease in oil and gas revenue partially offset by a slight decrease in production costs. Essentially, the change ($32.9 million) can be generally summarized as follows: (This table ignores the effect of the slight difference in future development costs between the two periods.)

Change in future cash inflows:	$120.7 million
Change in future production costs:	(20.4) million

Net change in taxable income:	$100.3 million

Approx. tax effect (35%)	$35 million

30.	If you are planning to file the reserves reserve report as an exhibit, before doing so please remove the evaluation made with the 6-year NYMEX price deck.

Response

We note the Staff’s comment and in the event we file the reserve report as an exhibit, we will remove the evaluation made with the 6-year NYMEX price deck.

Closing Comments

We believe that the foregoing and the revisions contained in Amendment No. 7 to the Preliminary Proxy Statement address each of the Staff’s concerns as indicated in its comment letters. Please do not hesitate to contact me (973-643-5159) or Karen Krause of this office (973-286-5537) should you have any questions or comments regarding the foregoing.

Sills Cummis Epstein & Gross
A Professional Corporation
John Reynolds
July 19, 2007

Very truly yours, /s/ Eliezer M. Helfgott Eliezer M. Helfgott cc:
Raj Rajan
Michael Karney
John Zitko
James Murphy
Securities and Exchange Commission
Mark Nordlicht
Barry Kostiner
Platinum Energy Resources, Inc.
Tim Culp
Michael Cunningham
Tandem Energy Holdings, Inc.
Phillip A. Wylie, Esq.
Snell, Wylie & Tibbals